

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 4, 2023

Gina Mastantuono
Chief Financial Officer
ServiceNow, Inc.
2225 Lawson Lane
Santa Clara, California 95054

> **Re: ServiceNow, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed January 31, 2023**
> **Form 8-K**
> **Filed January 25, 2023**
> **File No. 001-35580**

Dear Gina Mastantuono:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K For the fiscal year ended December 31 , 2022

Consolidated Financial Statements
Notes to Consolidated Financial Statements
(16) Income Taxes, page 72

1. It is unclear why you cite "cumulative losses in the U.S. during the prior three years" as a justification for your decision to continue to carry a full valuation allowance against your U.S. deferred tax assets as of December 31, 2022 when you report income before income taxes in the U.S. in each of the past three years. Please revise.

2. We note the disclosure on page 73. However, you do not provide clear disclosure of the objectively verifiable negative evidence that reasonably offsets the positive evidence in support of your conclusion that it is more likely than not that the entire balance of deferred

tax assets will not be realized. Please identify for us all of the objectively verifiable negative evidence considered by management when determining that it is more likely than not that your U.S. deferred tax assets will not be realized as of December 31, 2022. Tell us where you disclosed this objectively verifiable negative evidence in your Form 10-K or revise as necessary.

3. With respect to tax deductible stock compensation, we note in the rate reconciliation stock based compensation had the effect of raising the tax rate in 2022. Tell us the more likely than not effect of stock based compensation on your income taxes in 2023 and your basis for this conclusion.

4. With respect to positive evidence, in addition to income in the past three years, please explain how you considered management's guidance for 2023, which presumably is conservative. In this regard, we also note in the press release dated January 25, 2023 several positive statements from management such as from your Chairman and CEO, William McDermott, who said "ServiceNow continues to perform as a beyond expectations company" and "Our Q4 surge in new business shows that the secular tailwinds of digitization aren't going anywhere." Also, your CFO, Gina Mastantuono, said "Q4 was another great quarter of execution as we exceeded our subscription revenue and profitability guidance" and "we outperformed our NNACV expectations, driven by robust net expansion and over 30% NNACV growth year-over-year from new logos. What's more, our results were generated with a lower mix of early renewals from 2023, providing us more opportunities to drive further expansion throughout the year. With our strong results it's clear that ServiceNow remains a strategic priority, generating durable demand that is positioning us well for 2023 and beyond."

Form 8-K filed on January 25, 2023

Exhibit 99.1, page 10

5. Your GAAP to Non-GAAP reconciliation on pages 10-12 appears to include most of the major captions of the consolidated statements of operations, which gives undue prominence to your Non-GAAP financial measures. Please revise your presentation to comply with Question 102.10(c) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology